VIA EDGAR

December 18, 2008

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Linda VanDoorn

Senior Assistant Chief Accountant

Mail Stop 4561

Re:

Oppenheimer Holdings Inc.

Form 10-K for the Year ended December 31, 2007

Form 10-Q for the Quarters ended March 31, 2008, June 30, 2008, and

September 30, 2008

File No. 001-12043

Dear Sirs:

We are in receipt of a comment letter from the United States Securities and Exchange Commission (“SEC”), Division of Corporation Finance dated December 1, 2008 with respect to Oppenheimer Holdings Inc.’s (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2008, June 30, 2008 and September 30, 2008. The Company’s responses follow the numbered points in the comment letter.

Form 10-K

Item 7A- Quantitative and Qualitative Disclosure About Market Risk, page 49

1. In future filings describe the type of summarized financial information you are presenting for the prior year. For example, clarify on page 51 whether you are presenting the average or high values for value-at-risk for the prior year. Refer to Rule 3-05(a)(3) of Regulation S-K.

Response:

In future filings, the Company will expand its presentation of value-at-risk for the prior year. The tabular presentation of value-at-risk using the numbers in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 would read as follows:

At December 31, 2007 and 2006, the Company’s value-at-risk (“VAR”) for each component of market risk was as follows (in thousands of dollars):

	VAR for fiscal 2007			VAR for fiscal 2006
	High	Low	Average	High	Low	Average

Equity price risk	$437	$123	$286	$503	$267	$315
Interest rate risk	648	409	544	435	437	403
Commodity price risk	119	128	143	142	65	128
Diversification benefit	(695)	(332)	(556)	(662)	(411)	(456)
Total	$509	$328	$417	$418	$359	$390

	VAR as at December 31,
	2007	2006

Equity price risk	$437	$308
Interest rate risk	648	392
Commodity price risk	119	133
Diversification benefit	(695)	(502)
Total	$509	$331

Item 8 – Financial Statements and Supplementary Data, page 52

Report of Independent Registered Public Accounting Firm, pages 54-55

2. In future filings have the auditors include the city and state of issuance in their report in accordance with Article 2-02 of Regulation S-X.

Response:

We have spoken to our independent auditors and they have indicated that the city and state of issuance of their report will be included in future filings.

Note 1 – Summary of Significant Accounting Policies, page 63

Financial Instruments, page 64

3. We noted that the company uses prices from independent sources such as brokers or pricing services to assist in determining fair values of various financial instruments. Explain to us, and consider disclosing in future filings, the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

•

The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;

•

The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

•

Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

•

The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

•

Whether the broker quotes are binding or non-binding; and

•

The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157,’Fair Value Measurements’, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Response:

The Company adopted SFAS 157 on January 1, 2008 and will add additional disclosures in its future filings to elaborate on the types of unobservable inputs used with respect to instruments categorized as Level 3 within the fair value hierarchy as indicated in its response to comment number 7 below.  Additionally, the Company notes that it described in its 2008 quarterly filings (in note 4 to the condensed consolidated financial statements in each of its 2008 quarterly filings) how it measures the fair value of its financial instruments.

Certification Exhibits 31.1 and 31.2

4. Please confirm that paragraph 5(a) is referring to all significant deficiencies and include the exact language specified by the certification in future filings.

Response:

We so confirm that paragraph 5(a) in both Exhibits 31.1 and 31.2 refer to all significant deficiencies. The exact language specified by the certification will be included in future filings, as follows:

5 (a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information;

Form 10-Q for the quarter ended June 30, 2008

Exhibit 32.1

5. Please amend your 10-Q to include section 906 certifications applicable to the Form 10-Q for the quarter ended June 30, 2008. Your current certifications reference Form 10-Q for the quarter ended March 31, 2008.

Response:

The date error in the section 906 certifications applicable to Form 10-Q for the quarter ended June 30, 2008 was inadvertent. The Form 10-Q for the quarter ended June 30, 2008 has been amended to correct this error. The filing date for the Form 10-Q/A Amendment No. 1 for the quarter ended June 30, 2008 was December 9, 2008.

Form 10-Q for the quarter ending September 30, 2008

Financial Statements and Notes

Note 4 – Financial Instruments, page 13

6. We noted that certain financial instruments of the company that have been originally categorized as Level 2 are now being categorized as Level 3. Please explain to us, and disclose in future filings, the circumstances that would result in transferring such instruments from the Level 2 to the Level 3 fair value hierarchy.

Response:

The circumstances that would result in transferring certain financial instruments from Level 2 to Level 3 in the fair value hierarchy would typically include a reduction in the volume of recently executed transactions and/or a reduction in the availability of market price quotations for these instruments, such that the inputs for these instruments became unobservable.

As a result of these circumstances the Company reclassified certain convertible bonds from Level 2 to Level 3 during the quarter ending September 30, 2008. The Company’s main subsidiary, Oppenheimer & Co. Inc. (“Oppenheimer”), acted as a lead underwriter in the issuance of ShengdaTech, Inc. convertible senior notes issued on May 22, 2008. After the initial placement of the issue, Oppenheimer, in its role as a dealer, purchased a portion of such outstanding convertible bonds in its trading account. At the time of the filing of the 10-Q for the second quarter, there continued to be a market for this issue. That market became more illiquid as a result of the extremely volatile market conditions in the summer and fall of 2008 resulting in the re-categorization of such convertible bonds to Level 3 in the fair value hierarchy at September 30, 2008. At the prior reporting date (June 30, 2008), the Company was able to obtain quoted prices for similar assets. By September 30, 2008, these inputs were no longer available due to the limited market activity for these assets.

In future filings, the Company will disclose the circumstances that result in the transfer of assets between Level 2 and Level 3 of the fair value hierarchy, as applicable.

7. Tell us, and disclose in future filings, the type of unobservable inputs used for those instruments categorized as Level 3 as defined by SFAS 157.

Response:

In order to more fully disclose the type of unobservable inputs used for Level 3 financial instruments, the Company proposes to add the following disclosure to the notes to its consolidated financial statements in future filings. This disclosure would be included in its Financial Instruments note under the sub-heading Fair Value Measurements.

Mortgage and other asset-backed securities

The Company holds non-agency securities primarily collateralized by home equity and manufactured housing which are valued based on external pricing and spread data provided by independent pricing services.  When position specific external pricing is not observable, the valuation is based on yields and spreads for comparable bonds and, consequently, the positions are categorized in Level 3 of the fair value hierarchy.

Convertible bonds

The fair value of convertible bonds is estimated using recently executed transactions and dollar-neutral price quotations, where observable.  When observable price quotations are not available, fair value is determined based on cash flow models using yield curves and bond spreads as key inputs.  Convertible bonds are generally categorized in Level 2 of the fair value hierarchy; in instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy.

Auction rate securities

The Company holds Auction Rate Preferred Securities (“ARPS”) issued by closed-end funds with interest rates that reset through periodic auctions.  Due to the auction mechanism and generally liquid markets, ARPS have historically traded and were valued at par.  Beginning in February 2008, uncertainties in the credit markets have resulted in substantially all of the auction rate securities market experiencing failed auctions.  Once the auctions failed, the ARPS could no longer be valued using observable prices set in the auctions.  As a result, the Company has resorted to less observable determinants of the fair value of ARPS including the strength in the underlying credits, announced issuer redemptions, completed issuer redemptions, and announcements from issuers regarding their intentions with respect to their outstanding auction rate securities. The failure of auctions has resulted in a Level 3 categorization of ARPS in the fair value hierarchy.

Credit Concentrations, page 19

8. Please further clarify to us the nature of the $675.2 thousand mark-to-market unrealized loss related to excess retention as of September 30, 2008 including why the lending commitment resulted in a loss.

Response:

CIBC provides a warehouse facility to the Company for its leverage finance business where the Company acts as underwriter.  As indicated in the disclosure, the Company has exposure, up to a maximum of 10%, of the excess underwriting commitment provided by CIBC over CIBC’s targeted loan retention (defined as “Excess Retention”).  The Company quantifies its Excess Retention exposure by assigning a fair value to the underlying loan commitment provided by CIBC (in excess of what CIBC has agreed to retain) which is based on the market value of the loans trading in the secondary market.  To the extent that the market value of the loans has decreased, the Company records an unrealized loss on the Excess Retention.

______________________

The Company acknowledges it is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC; SEC staff comments or changes to disclosures in response to staff comments do not foreclose the SEC from taking any action with respect to the Company’s filings; and the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or comments on the foregoing, please do not hestitate to contact the undersigned at (416) 322-1515.

Yours truly,

Oppenheimer Holdings Inc.

“E.K. Roberts”

E.K. Roberts,

President and Treasurer

(Chief Financial Officer)